Monthly Report - November, 2012

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



				             Current Month   Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts  $   564,332   (17,006,479)
Change in unrealized gain (loss) on open      7,919,033   (14,978,758)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury            0       (57,911)
      obligations
   Change in unrealized gain (loss) from U.S.   47,041        15,911
      Treasury obligations
Interest Income 			        69,507       799,090
Foreign exchange gain (loss) on margin deposits 75,402)       90,631
				            ----------- -------------
Total: Income 			              8,524,511   (31,137,516)

Expenses:
   Brokerage commissions 		     2,574,133     35,442,195
   Management fee 			        56,356        594,058
   20.0% New Trading Profit Share 	             0              0
   Custody fees 		       	           375        101,536
   Administrative expense 	       	       136,353      1,806,584
					   ------------  -------------
Total: Expenses 		             2,767,217     37,944,373

Net Income(Loss) - November, 2012         $  5,757,294    (69,081,889)

		STATEMENT OF CHANGES IN NET ASSET VALUE

			                Managing       Unit
				         Owner        Holders	     Total
Net Asset Value (466,924.236       $   9,016,770  479,786,160   488,802,930
units) at October 31, 2012
Addition of 		 	               0    2,008,831     2,008,831
1,817.574 units on November 1, 2012
Redemption of 		 	               0  (13,986,316)  (13,986,316)
(13,189.748) units on  November 30, 2012*
Net Income (Loss)- November, 2012        151,111    5,606,183     5,757,294
         			     -----------  ------------  ------------


Net Asset Value at November 30, 2012
(455,681.261 units inclusive
of 129.199 additional units) 	       9,167,881   473,414,858   482,582,739
				    ============= ============= =============


		GLOBAL MACRO TRUST NOVEMBER 2012 UPDATE
                      	Year to Date   	  Net Asset
Series	  November ROR	  ROR	       Value per Unit	 Units 	  Net Asset Value
--------- ---------- 	 ------------  -------------  -----------  -------------
Series 1    1.12% 	(10.60)%      $  1,050.50     426,806.797  $ 448,360,872
Series 2    1.49% 	(6.89)%       $  1,175.01	  242.952  $     285,471
Series 3    1.51% 	(6.67)%       $  1,182.53      27,316.699  $  32,302,820
Series 4    1.68% 	(4.95)%       $  1,242.44       1,314.813  $   1,633,576

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			December 7, 2012
Dear Investor:


The Trust posted a gain during November as profits from trading equity futures, interest rate futures, and currency forwards outweighed a loss from trading commodity futures.

Equity markets seemed to view the U.S. election results, the Chinese leadership transition, and the grudgingly slow progress on European debt and deficit issues with equanimity. Consequently, volatility calmed somewhat and a short vix trade was profitable. Long positions in European, Japanese, Taiwanese, Hong Kong, and South African equity indices were profitable. Meanwhile, long positions in Canadian, Australian, and Singaporean indices were slightly unprofitable, and only offset a portion of the gains.

Lack of inflation and widespread Central Bank commitment to accommodative monetary policies led to higher prices for government securities. Long positions in German, French, Italian, British, Japanese, U.S. and Canadian notes and bonds were profitable. On the other hand, long positions in Aussie instruments were unprofitable.

Long dollar positions against the Japanese yen and Brazilian real were profitable as efforts to boost flagging growth in those countries focused on currency depreciation as a way to spur exports. Short dollar positions against the currencies of high yield and high growth countries such as Australia, Canada, Chile, Colombia, Korea and Mexico were also profitable, as were short euro trades versus a few Eastern European currencies. Meanwhile, short dollar trades versus the pound sterling and Swedish krona, and long dollar trades relative to the euro, Swiss franc and Israeli shekel generated losses.

Prices of industrial metals increased as growth pessimism receded somewhat, and short positions in aluminum, zinc and copper registered small losses and were reduced. Long gold and silver trades also registered small losses. Energy prices also edged higher and short positions in Brent crude, WTI crude, heating oil and London gas oil were marginally unprofitable, while a long RBOB gasoline positions was slightly profitable.

Grain trading was marginally unprofitable due to losses from long soybean, soybean meal, and to a lesser extent wheat positions. Trading of soft commodities was flat, with gains on a short coffee trade offset by the loss on a short cotton trade.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman